PRESS RELEASE

For Investors: Adi Padva Head of Investor Relations InvestorRelations@aercap.com	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com

AerCap Holdings N.V. Reports Strong Financial Results
for the Second Quarter 2026 and Raises 2026 Guidance
•Net income for the second quarter of 2026 of $726 million, or $4.59 per share.
•Adjusted net income for the second quarter of 2026 of $811 million, or $5.14 per share.
•Raising full-year 2026 adjusted earnings per share guidance to approximately $16.80, not including any additional gains on sale for the remainder of the year.
DUBLIN – July 29, 2026 – AerCap Holdings N.V. (NYSE: AER), the industry leader across all areas of aviation leasing, today reported strong financial results for the second quarter and raised guidance for full-year 2026.
“AerCap delivered another quarter of strong results, reflecting the power of our business model and the continued demand for high-quality aviation assets. Our global platform, consistent execution, disciplined capital allocation and active portfolio management continue to position us to capitalize on opportunities across the market. As a result, we are raising our full-year 2026 adjusted EPS guidance to $16.80. Looking ahead, we remain confident that the combination of sustained demand for air travel, ongoing aircraft supply constraints and our disciplined approach to capital deployment will continue to drive long-term value for our shareholders,” said Aengus Kelly, Chief Executive Officer of AerCap.
Highlights:
•Return on equity of 16% and adjusted return on equity of 18% for the second quarter of 2026.
•$1.4 billion of asset sales in the second quarter with $223 million of gains on sale, representing an unlevered gain-on-sale margin of 20%, or 1.7x book value on an equity basis.
•Cash flow from operating activities of $1.5 billion for the second quarter of 2026.
•Capex of $1.9 billion in the second quarter of 2026, including the purchase of 25 aircraft, five engines and three helicopters.
•Repurchased 4.9 million shares for a total of $691 million during the second quarter of 2026, taking total share repurchases to over $1.4 billion for 2026 year-to-date.
•Adjusted debt/equity ratio of 2.05 to 1 as of June 30, 2026.
•Book value per share of $119.21 as of June 30, 2026, an increase of approximately 16% from June 30, 2025.
•Placed an order in July 2026 for 15 Boeing 787 aircraft, with deliveries from 2030 to 2033.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Revenue and Net Spread

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	% increase/ (decrease)	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$1,677	$1,653	1%	$3,360	$3,302	2%
Maintenance rents and other receipts	177	115	54%	367	261	40%
Total lease revenue	1,854	1,768	5%	3,727	3,563	5%
Net gain on sale of assets	223	57	291%	514	234	120%
Other income	90	62	45%	169	167	1%
Total Revenues and other income	$2,167	$1,887	15%	$4,409	$3,964	11%

Basic lease rents were $1,677 million for the second quarter of 2026, compared with $1,653 million for the same period in 2025. Basic lease rents for the second quarter of 2026 reflected $26 million of lease premium amortization.

Maintenance rents and other receipts were $177 million for the second quarter of 2026, compared with $115 million for the same period in 2025. Maintenance rents for the second quarter of 2026 reflected $36 million of maintenance rights asset amortization.

Net gain on sale of assets for the second quarter of 2026 was $223 million, relating to 38 owned assets sold for $1.4 billion, compared with $57 million for the same period in 2025, relating to 18 owned assets sold for $374 million.

Other income for the second quarter of 2026 was $90 million, compared with $62 million for the same period in 2025.

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	% increase/ (decrease)	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)

Basic lease rents	$1,677	$1,653	1%	$3,360	$3,302	2%
Adjusted for:
Amortization of lease premium/deficiency	26	26	(1%)	51	53	(3%)
Basic lease rents excluding amortization of lease premium/ deficiency	$1,703	$1,678	1%	$3,411	$3,355	2%

Interest expense	468	519	(10%)	936	1,022	(8%)
Adjusted for:
Mark-to-market of interest rate derivatives	2	(11)	NA	5	(15)	NA
Interest expense excluding mark-to-market of interest rate derivatives	471	508	(7%)	940	1,006	(7%)
Adjusted net interest margin (*)	$1,232	$1,170	5%	$2,470	$2,348	5%
Depreciation and amortization	(642)	(669)	(4%)	(1,281)	(1,329)	(4%)
Adjusted net interest margin, less depreciation and amortization	$590	$501	18%	$1,189	$1,019	17%

Average lease assets (*)	$61,227	$62,032	(1%)	$61,377	$62,042	(1%)

Annualized net spread (*)	8.0%	7.5%		8.0%	7.6%
Annualized net spread less depreciation and amortization (*)	3.9%	3.2%		3.9%	3.3%

(*) Refer to "Notes Regarding Financial Information Presented in This Press Release" for details relating to these non-GAAP measures and metrics.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Interest expense excluding mark-to-market of interest rate derivatives was $471 million for the second quarter of 2026, compared with $508 million for the same period in 2025. AerCap’s average cost of debt was 4.2% for the second quarter of 2026 and 4.1% for the same period in 2025, in each case excluding debt issuance costs, upfront fees and other impacts.
Recoveries Related to Ukraine Conflict
During the second quarter of 2026, we recognized recoveries related to the Ukraine Conflict of $28 million, consisting of cash insurance settlement proceeds received from a Russian airline and its Russian insurer in respect of two aircraft lost in Russia.
Selling, General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	% increase/ (decrease)	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)

Selling, general and administrative expenses (excluding share-based compensation expenses)	$97	$98	(1%)	$191	$184	4%
Share-based compensation expenses	33	73	(55%)	64	100	(36%)
Selling, general and administrative expenses	$129	$171	(24%)	$256	$284	(10%)
Selling, general and administrative expenses were $129 million for the second quarter of 2026, compared with $171 million for the same period in 2025.
Other Expenses
Leasing expenses were $150 million for the second quarter of 2026, compared with $95 million for the same period in 2025. Leasing expenses for the second quarter of 2026 included $67 million of maintenance rights amortization.
Effective Tax Rate
AerCap’s effective tax rate for the second quarter of 2026 was 15.5%, compared to an effective tax rate of 12.2% for the second quarter of 2025. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, and certain other discrete items.
Book Value Per Share

	June 30, 2026	June 30, 2025
	(U.S. Dollars in millions, except share and per share data)

Total AerCap Holdings N.V. shareholders' equity	$18,409	$17,947

Ordinary shares outstanding	157,184,065	178,309,768
Unvested restricted stock	(2,754,000)	(4,051,509)
Ordinary shares outstanding (excluding unvested restricted stock)	154,430,065	174,258,259

Book value per ordinary share outstanding (excluding unvested restricted stock)	$119.21	$102.99

Cumulative dividends declared per ordinary share	$2.63	$1.29

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Financial Position

	June 30, 2026	December 31, 2025	% increase/ (decrease) over December 31, 2025
	(U.S. Dollars in millions)

Total cash, cash equivalents and restricted cash	$1,799	$1,480	22%
Total assets	71,184	71,672	(1%)
Debt	42,774	43,565	(2%)
Total liabilities	52,774	53,348	(1%)
Total AerCap Holdings N.V. shareholders' equity	18,409	18,323	—%

Flight Equipment
As of June 30, 2026, AerCap’s portfolio consisted of 3,567 aircraft, engines and helicopters that were owned, on order or managed. The average age of the company’s owned passenger aircraft fleet as of June 30, 2026 was 7.4 years (5.5 years for new technology aircraft and 15.6 years for current technology aircraft) and the average remaining contracted lease term was 7.2 years.
Dividend
In July 2026, AerCap’s Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of September 3, 2026, to shareholders of record of AerCap ordinary shares as of the close of business on August 12, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Notes Regarding Financial Information Presented in This Press Release
The financial information presented in this press release is not audited.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The following are definitions of non-GAAP measures and metrics used in this press release. We believe these measures and metrics may further assist investors in their understanding of our performance. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures and metrics and disclosures by other companies.

Adjusted net income / earnings per share, adjusted return on equity and adjusted earnings per share guidance
Adjusted net income is calculated as net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting and net recoveries related to the Ukraine Conflict. Adjusted earnings per share is calculated by dividing adjusted net income by the weighted average of our diluted ordinary shares outstanding. Adjusted return on equity is calculated by dividing adjusted net income by average shareholders’ equity. Given the relative significance of these items during 2026, we have chosen to present this measure in order to assist investors in their understanding of the changes and trends related to our earnings.

	Three Months Ended June 30, 2026		Six Months Ended June 30, 2026
	Net income	Earnings per share	Net income	Earnings per share
	(U.S. Dollars in millions, except per share data)

Net income / earnings per share	$726	$4.59	$1,544	$9.56

Adjusted for:
Net recoveries related to Ukraine Conflict	(28)	(0.18)	(28)	(0.18)
Amortization of maintenance rights and lease premium assets recognized under purchase accounting (*)	129	0.82	213	1.32
Income tax effect of above adjustments	(15)	(0.10)	(28)	(0.17)

Adjusted net income / earnings per share	$811	$5.14	$1,700	$10.53

Average AerCap Holdings N.V. shareholders’ equity	$18,403		$18,377

Return on equity	16%		17%

Adjusted return on equity	18%		19%

(*) Includes $26 million adjustment to basic lease rents, $36 million adjustment to maintenance revenues and $67 million adjustment to leasing expenses for the three months ended June 30, 2026 and $51 million adjustment to basic lease rents, $73 million adjustment to maintenance revenues and $88 million adjustment to leasing expenses for the six months ended June 30, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Adjusted earnings per share guidance for full-year 2026 is calculated as projected net income (including gains on sale in the first half of 2026, but not including any gains on sale in the second half of 2026) excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting and net recoveries related to the Ukraine Conflict, divided by the weighted average of our projected diluted ordinary shares outstanding.

Projected FY 2026 Net income / Earnings per Share
(U.S. Dollars in billions, except per share data)
Net income (including 1H gains on sale)	$2.4
Amortization of maintenance rights and lease premium assets recognized under purchase accounting	0.4
Net recoveries related to Ukraine Conflict	(0.0)
Income tax effect of above adjustments	(0.1)
Adjusted net income (including 1H gains on sale)	$2.6
Adjusted earnings per share (including 1H gains on sale)	~$16.80
Adjusted debt/equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity.
•Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt.
•Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt.

Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

	June 30, 2026	December 31, 2025
	(U.S. Dollars in millions, except debt/equity ratio)

Debt	$42,774	$43,565

Adjusted for:
Unrestricted cash and cash equivalents	(1,686)	(1,379)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$39,963	$41,061

Equity	$18,410	$18,323

Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,535	$19,448

Adjusted debt/equity ratio	2.05 to 1	2.11 to 1

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Adjusted net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Adjusted net interest margin is calculated as the difference between basic lease rents, excluding the impact of the amortization of lease premium/deficiency recognized under purchase accounting, and interest expense, excluding the impact of the mark-to-market of interest rate derivatives. Annualized net spread is adjusted net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is adjusted net interest margin less depreciation and amortization, expressed as a percentage of average lease assets.
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by average debt balance.

	Three Months Ended June 30,
	2026	2025
	(U.S. Dollars in millions)

Interest expense	$468	$519

Adjusted for:
Mark-to-market on interest rate derivatives	2	(11)
Debt issuance costs, upfront fees and other impacts	(22)	(26)
Interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$448	$482

Average debt balance	$43,139	$46,667

Average cost of debt	4.2%	4.1%

Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance leases and maintenance rights assets.
Aviation assets
Aviation assets include aircraft, engines and helicopters.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

Conference Call
In connection with its report of second quarter 2026 results, management will host a conference call with members of the investment community today, Wednesday July 29, 2026, at 8:30 am Eastern Time. The call can be accessed live via webcast by AerCap’s website at www.aercap.com under “Investors,” or by dialing (U.S./Canada) +1 646 769 9200 or (International) +353 1 553 8798 and referencing code 9720931 at least 5 minutes before start time.

The webcast replay will be archived in the “Investors” section of the company’s website for one year.

For further information, contact Adi Padva: InvestorRelations@aercap.com.
About AerCap
AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is headquartered in Dublin with offices in Miami, Shannon, Memphis, Singapore, London, Dubai, Shanghai, Amsterdam and other locations around the world.

Forward-Looking Statements
This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the impact of the conflict in the Middle East, including the Iran conflict, or any escalation thereof, on the aviation industry or our business; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(U.S. Dollars in thousands, except share data)

	June 30, 2026	December 31, 2025

Assets
Cash and cash equivalents	$1,686,367	$1,379,180
Restricted cash	113,052	100,564
Trade receivables	76,749	48,499
Flight equipment held for operating leases, net	57,885,907	57,796,320
Investment in finance leases, net	1,809,917	1,807,494
Flight equipment held for sale	404,082	1,104,310
Maintenance rights and lease premium, net	1,443,318	1,677,407
Prepayments on flight equipment	4,106,902	4,272,766
Other intangibles, net	106,851	117,789
Deferred tax assets	170,330	172,877
Associated companies	1,414,079	1,315,306
Other assets	1,966,258	1,879,278
Total Assets	$71,183,812	$71,671,790

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,759,511	$1,897,392
Accrued maintenance liability	3,656,836	3,534,388
Lessee deposit liability	1,184,401	1,185,033
Debt	42,773,528	43,565,321
Deferred tax liabilities	3,399,956	3,166,165
Total Liabilities	52,774,232	53,348,299

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of June 30, 2026 and December 31, 2025; 170,043,739 and 179,043,739 ordinary shares issued and 157,184,065 and 166,876,547 ordinary shares outstanding (including 2,754,000 and 4,135,620 shares of unvested restricted stock) as of June 30, 2026 and December 31, 2025, respectively	2,163	2,267
Additional paid-in capital	2,432,636	3,517,963
Treasury shares, at cost (12,859,674 and 12,167,192 ordinary shares as of June 30, 2026 and December 31, 2025, respectively)	(1,758,066)	(1,467,321)
Accumulated other comprehensive income (loss)	12,954	(50,210)
Accumulated retained earnings	17,719,686	16,320,581
Total AerCap Holdings N.V. shareholders' equity	18,409,373	18,323,280
Non-controlling interest	207	211
Total Equity	18,409,580	18,323,491

Total Liabilities and Equity	$71,183,812	$71,671,790

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(U.S. Dollars in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues and other income
Lease revenue:
Basic lease rents	$1,677,357	$1,652,669	$3,359,508	$3,301,730
Maintenance rents and other receipts	176,826	114,969	367,167	261,460
Total lease revenue	1,854,183	1,767,638	3,726,675	3,563,190
Net gain on sale of assets	223,198	57,098	513,718	234,016
Other income	89,832	62,016	168,547	166,578
Total Revenues and other income	2,167,213	1,886,752	4,408,940	3,963,784

Expenses
Depreciation and amortization	641,743	668,932	1,280,762	1,328,667
Net recoveries related to Ukraine Conflict	(28,380)	(972,822)	(28,380)	(972,822)
Asset impairment	8,685	2,369	14,557	5,609
Interest expense	468,469	518,866	935,557	1,021,726
(Gain) loss on debt extinguishment	(813)	1,982	(2,823)	1,982
Leasing expenses	149,868	94,539	260,097	175,284
Selling, general and administrative expenses	129,450	170,830	255,742	283,931
Total Expenses	1,369,022	484,696	2,715,512	1,844,377

Loss on investments at fair value	(2,941)	(22,533)	(3,867)	(23,928)

Income before income taxes and income of investments
accounted for under the equity method	795,250	1,379,523	1,689,561	2,095,479

Income tax expense	(123,122)	(168,366)	(261,740)	(279,339)
Equity in net earnings of investments accounted for under the equity method	53,590	48,052	116,024	85,930

Net income	$725,718	$1,259,209	$1,543,845	$1,902,070

Net loss (income) attributable to non-controlling interest	2	—	4	(1)

Net income attributable to AerCap Holdings N.V.	$725,720	$1,259,209	$1,543,849	$1,902,069

Basic earnings per share	$4.65	$7.24	$9.72	$10.76
Diluted earnings per share	$4.59	$7.09	$9.56	$10.51

Weighted average shares outstanding - basic	156,060,929	173,960,277	158,831,674	176,725,697
Weighted average shares outstanding - diluted	157,962,558	177,541,220	161,430,610	181,062,000

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Strong Financial Results for the Second Quarter 2026 and Raises 2026 Guidance

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	Six Months Ended June 30,
	2026	2025

Net income	$1,543,845	$1,902,070
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,280,762	1,328,667
Net recoveries related to Ukraine Conflict	(28,380)	(972,822)
Asset impairment	14,557	5,609
Amortization of debt issuance costs, debt discount, debt premium and lease premium	81,503	90,471
Maintenance rights write-off	161,466	72,473
Maintenance liability release to income	(76,461)	(76,389)
Net gain on sale of assets	(513,718)	(234,016)
Deferred tax expense	226,065	266,748
Share-based compensation	64,434	100,214
Collections of finance leases	341,039	157,021
Loss on investments at fair value	3,867	23,928
(Gain) loss on debt extinguishment	(2,823)	1,982
Other	(101,066)	(78,319)
Changes in operating assets and liabilities:
Trade receivables	(31,127)	13,749
Other assets	(4,083)	90,233
Accounts payable, accrued expenses and other liabilities	(70,074)	(25,169)
Net cash provided by operating activities	2,889,806	2,666,450

Purchase of flight equipment	(1,560,042)	(1,684,831)
Proceeds from sale or disposal of assets	2,394,199	875,073
Prepayments on flight equipment	(1,260,326)	(1,286,084)
Cash proceeds from insurance claim settlements related to Ukraine Conflict	28,380	824,167
Other	(26,195)	(27,328)
Net cash used in investing activities	(423,984)	(1,299,003)

Issuance of debt	2,032,312	3,585,969
Repayment of debt	(2,827,508)	(2,766,797)
Debt issuance and extinguishment costs paid, net of debt premium received	(24,925)	(28,847)
Maintenance payments received	456,395	462,937
Maintenance payments returned	(125,689)	(81,268)
Security deposits received	301,866	198,465
Security deposits returned	(350,060)	(96,961)
Repurchase of shares and tax withholdings on share-based compensation	(1,483,769)	(1,104,219)
Dividends paid on ordinary shares	(126,693)	(95,363)
Net cash (used in) provided by financing activities	(2,148,071)	73,916

Net increase in cash, cash equivalents and restricted cash	317,751	1,441,363
Effect of exchange rate changes	1,924	3,204
Cash, cash equivalents and restricted cash at beginning of period	1,479,744	1,401,582
Cash, cash equivalents and restricted cash at end of period	$1,799,419	$2,846,149

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com